Form 40-F
period 2004-12-31
OREZONE RESOURCES INC
filed 2005-03-31
CIK 1215546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

OR

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004

Commission file number: 001-31528

_________________

Orezone Resources Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 735-0784
(Name, address (including zip code) and telephone number
(including area code) of agent for service in
the United States)	290 Picton Street, Suite 201 Ottawa, Ontario K1K 8P8, Canada (613) 241-3699 (Address and telephone number of registrant's principal executive offices)

_________________

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class: Common Shares	Outstanding at December 31, 2004: 111,264,323

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   [   ]  Yes 82-_____    [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [X] Yes    [   ]No

UNDERTAKINGS

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

CONTROLS AND PROCEDURES

        The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Registrant (or its consolidated subsidiaries) required to be included in reports that the Registrant files or submits under the Exchange Act.

        No changes were made in the Registrant’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

        The Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers, for the year ended December 31, 2004, and Raymond Chabot Grant Thornton LLP for the year ended December 31, 2003, totaled $50,000CAD and $24,500CAD, respectively, as detailed in the following table:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	45,000 CAD	$20,000 CAD
Audit Related Fees	5,000 CAD	$2,500 CAD
Tax Fees	--	$2000 CAD
All Other Fees	--	--
TOTAL	50,000 CAD	$24,500 CAD

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

All Other Fees

        None.

Pre-Approval Policies and Procedures

        The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

        In order for the Registrant to facilitate the payments of salaries and other expenditures in currencies pegged to the Euro, the Registrant has short term forward contracts between USD and Euro currencies to protect it’s costs for local expenditures in Africa that are in a currency fixed to the Euro. The total is 600,000 Euro for $771,420 USD and all mature within 6 months (avg. rate 1.2857). See Note 11 to the Registrant's financial statements filed herewith as Exhibit 99.2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        None.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC. /s/ Ronald N. Little Ronald N. Little President and Chief Executive Officer

Date:   March 31, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2004

99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations*

99.4	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

99.5	Section 302 Certifications

99.6	Section 906 Certifications

_________________

*	Included in Exhibit 99.1, pages 20 to 27.