Form 40-F
period 2005-12-31
OREZONE RESOURCES INC
filed 2006-03-31
CIK 1215546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended: December 31, 2005
     Commission file number:    001-31528

                              -------------------

                             OREZONE RESOURCES INC.
             (Exact name of registrant as specified in its charter)

          Canada                            1040                     N/A
(Province or Other Jurisdiction       (Primary Standard        (I.R.S. Employer
of Incorporation or Organization)        Industrial          Identification No.)
                                     Classification Code)


          Martin Pomerance                        290 Picton Street, Suite 201
        Dorsey & Whitney LLP                    Ottawa, Ontario K1K 8P8, Canada
          250 Park Avenue                              (613) 241-3699
      New York, New York 10177                 (Address and telephone number of
         (212) 735-0784                         registrant's principal executive
(Name, address (including zip code)                      offices)
and telephone number(including area code) of agent for service in the United States)


Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------------------      ------------------------------------------
Common Shares, no par value           American Stock Exchange
                                      Toronto Stock Exchange


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

Title of Each Class:                          Outstanding at December 31, 2005:
--------------------                          ---------------------------------
Common Shares                                 132,777,641

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [ ] Yes 82-_____ [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ]No

                                  UNDERTAKINGS

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

                        RESOURCES AND RESERVES ESTIMATES

     Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This annual information form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.


                             CONTROLS AND PROCEDURES

     The Registrant's management, with the participation of the Registrant's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the "Evaluation Date"). Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Registrant (or its consolidated subsidiaries) required to be included in reports that the Registrant files or submits under the Exchange Act.

     No changes were made in the Registrant's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

     The Registrant's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     David Netherway serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Netherway satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Netherway as an audit committee financial expert does not make Mr. Netherway an "expert" for any purpose, impose any duties, obligations or liability on Mr. Netherway that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

                                 CODE OF ETHICS

     The   Registrant  has  adopted  a  code  of  ethics  that  applies  to  the
Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is available without charge, upon request made to the Secretary at 290 Picton Street, Suite 201, Ottawa, Ontario K1K 8P8, Canada.


                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The disclosure provided under the heading "Additional Information - Audit Committee" in Exhibit 99.1 hereto is incorporated by reference herein.



                         OFF-BALANCE SHEET ARRANGEMENTS

     None.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The Company is committed to paying C$119,328 under an office lease which expires September 30, 2008. Annual payments are as follows:

                    2006........................C$43,392
                    2007........................C$43,392
                    2008........................C$32,544
                    ------------------------------------
                    Total.......................C$119,328

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OREZONE RESOURCES INC.



                                          /s/  Ronald N. Little
                                          --------------------------------------
                                          Ronald N. Little
                                          President and Chief Executive Officer

Date:  March 31, 2006

                                  EXHIBIT INDEX

         The following exhibits have been filed as part of the Annual Report:

  Exhibit     Description
  -------    -------------

   99.1       Annual Information Form for the year ended December 31, 2005

   99.2 Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

   99.3 Management's Discussion and Analysis of Financial Condition and Result of Operations for fiscal 2005 (see Item 5 of Exhibit 99.1 hereto)

   99.4       Consent of PricewaterhouseCoopers LLP, Chartered Accountants

   99.5       Section 302 Certifications

   99.6       Section 906 Certifications