Form 40-F/A
period 2005-12-31
OREZONE RESOURCES INC
filed 2006-08-29
CIK 1215546

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended: December 31, 2005
     Commission file number:    001-31890

                              -------------------

                             OREZONE RESOURCES INC.
             (Exact name of registrant as specified in its charter)

          Canada                            1040                     N/A
(Province or Other Jurisdiction       (Primary Standard        (I.R.S. Employer
of Incorporation or Organization)        Industrial          Identification No.)
                                     Classification Code)


          Martin Pomerance                        290 Picton Street, Suite 201
        Dorsey & Whitney LLP                    Ottawa, Ontario K1K 8P8, Canada
          250 Park Avenue                              (613) 241-3699
      New York, New York 10177                 (Address and telephone number of
         (212) 735-0784                         registrant's principal executive
(Name, address (including zip code)                      offices)
and telephone number(including area code) of agent for service in the United States)


Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------------------      ------------------------------------------
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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [ ] Yes 82-_____ [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ]No

                                  PURPOSE OF THE FILING

     Orezone Resources Inc. ("Orezone") is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2005, in order to file its annual information for the year ended December 31, 2005. The 2005 annual information form previously filed was incorrect.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OREZONE RESOURCES INC.



                                          /s/  Ronald N. Little
                                          --------------------------------------
                                          Ronald N. Little
                                          President and Chief Executive Officer

Date:  August 29, 2006

                                  EXHIBIT INDEX

         The following exhibits have been filed as part of the Annual Report:

  Exhibit     Description
  -------    -------------

   99.1*      Annual Information Form for the year ended December 31, 2005

   99.2(1) Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

   99.3(1) Management's Discussion and Analysis of Financial Condition and Result of Operations for fiscal 2005 (see Item 5 of Exhibit 99.1 hereto)

   99.4(1)    Consent of PricewaterhouseCoopers LLP, Chartered Accountants

   99.5       Section 302 Certifications

   99.6       Section 906 Certifications

------------------
* Replaces exhibit of same description as filed with the annual report on Form 40-F dated March 31, 2006.

(1)  Previously filed.