Form 40-F
period 2006-12-31
OREZONE RESOURCES INC
filed 2007-03-30
CIK 1215546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-31890

OREZONE RESOURCES INC.

(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

290 Picton Street, Suite 201

Ottawa, Ontario K1K 8P8

(613) 241-3699

(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance, Dorsey & Whitney LLP

250 Park Avenue, Suite 500

New York, NY 10177

(212) 415-9200

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

☒           Annual Information FormAudited                                    ☒           Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2006
Common shares, no par value	133,018,641

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes  ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

Orezone Resources Inc. (“the Registrant” or “the Company”) carried out an evaluation as of the end of the period covered by this report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms and to ensure information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s management assessed the effectiveness of its internal controls over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no valuation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Orezone have been detected.

The Registrant’s management has concluded that, as of December 31, 2006, its internal controls over financial reporting are not effective based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

The following material weaknesses have been identified in management’s assessment:

•                  Segregation of duties within the Company is limited due to the small number of employees that are assigned to positions that involve the processing of financial information.  Although the Company is aware that segregation of duties is limited, it believes, based on the current roster of employees and certain control mechanisms currently in place, the risks associated with having limited segregation of duties is relatively insignificant;

•                  Absence of evidence of review of certain accounting matters, including those that are non-routine or complex; and

•                  Absence of documentation of certain control procedures being performed.

 Management has undertaken the following actions to address the identified material weaknesses:

•                  The Company has developed and continues to refine policies and procedures for the review, identification, and documentation of its non-routine and complex accounting matters;

•                  The Company continues to refine its controls and documentation in areas where there appears to be a  limited amount of resources and review so there it sufficient evident the control is working properly; and

•                  Management devoted additional resources to resolving questions that arose during the December 31, 2006 audit.  As a result, the Company is confident that the financial statements for the year ended December 31, 2006 fairly present, in all material respects, the Company’s financial condition and results of operations.  Management does not believe the above material weaknesses affected the results for the year ended December 31, 2006 or any prior period.

This annual report does not include an attestation report of the Registrant’s Independent Registered Chartered Accountants regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Registrant’s Independent Registered Chartered Accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

Changes in internal controls over financial reporting

There have been no changes in internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

David Netherway serves as a member of the audit committee of the Registrant’s Board of Directors.  The Board of Directors has reviewed the definition of  “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that David Netherway satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of David Netherway as an audit committee financial expert does not make David Netherway an “expert” for any purpose, impose any duties, obligations or liability on David Netherway that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of Registrant’s code of ethics is available to any person  on the Registrant’s website at www.orezone.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 36 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

OREZONE RESOURCES INC.

/s/ Ronald N. Little
Ronald N. Little
President and Chief Executive Officer

Date: March 30, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1.	Annual Information Form
99.2.	Management’s Discussion and Analysis
99.3.	Audited Consolidated Financial Statements
99.4.	Consent of Deloitte & Touche LLP
99.5.	Consent of PricewaterhouseCoopers LLP
99.6.	Consent of J. de Visser
99.7.	Consent of Met-Chem Canada Inc. by Guy Saucier
99.8.	Consent of SRK Consulting
99.9.	Consent of Met-Chem Canada Inc. by Yves A. Buro
99.10	Map of Projects
99.11.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.12.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.