Form 40-F/A
period 2007-12-31
OREZONE RESOURCES INC
filed 2008-04-04
CIK 1215546

UNITED STATES

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

This Amendment No. 1 to Form 40-F for the year ended December 31, 2007 is being filed to correct typographical errors in Notes 5 and 16 of the Annual Financial Statements filed as Exhibit 99.3. No other changes to the original annual report on Form 40-F including, the Registrant’s financial statements, have been made.

EXHIBITS

99.1*	Annual Information Form of the Company for the year ended December 31, 2007

99.2*	Management’s Discussion and Analysis

99.3(1)	Annual Financial Statements

99.4*	Management’s Report on Internal Control over Financial Reporting

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(1)	Consent of Deloitte & Touche LLP, Chartered Accountants

99.8(1)	Consent of PricewaterhouseCoopers LLP, Chartered Accountants

99.9*	Consent of G. Saucier

99.10*	Consent of Y. Buro

99.11*	Consent of I. Glacken

99.12*	Consent of J. Hawxby

99.13*	Consent of M. Harley

99.14*	Consent of Gold Fields Ltd.

99.15*	Consent of S. Solomons

* previously filed

(1)    Replaces exhibit of same description filed with the annual report on Form 40-F dated March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

OREZONE RESOURCES INC.

	By:	/s/ Ronald Little
	Name:	Ronald Little
	Title:	Chief Executive Officer

Date: April 4, 2008